FORM N-18F-1


                            NOTIFICATION OF ELECTION


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of the Notification of Election.


                                    SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Rocky Mount, and the State of North Carolina on the 9th of April, 1998.


                                          SHANKLIN INVESTMENT TRUST

                                      /s/ C. Frank Watson III
                                   By: __________________________________
                                          C. Frank Watson III, Trustee

        /s/ Julian G. Winters
Attest: ________________________